Exhibit 3.22
ARTICLES OF INCORPORATION
OF
A BETTER MOBILE STORAGE COMPANY
I
          The name of this corporation is A Better Mobile Storage Company .
II
          The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
III
          The name of the corporation’s initial agent for service of process within the State of California is Christopher A. Wilson, 7590 North Glenoaks Boulevard, Burbank, California 91504.
IV
          This corporation is authorized to issue one class of shares of stock designated “Common Stock”. The total number of shares of Common Stock which this corporation is authorized to issue is One Thousand (1,000).
V
          The personal liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law, as the same exists when this Article V becomes effective and to such greater extent as California law may thereafter permit.
VI
     The corporation is authorized to indemnify any agent (as hereinafter defined) to the maximum and broadest extent permitted by California law, as the same exists when this Article VI becomes effective and to such greater extent as California law may thereafter permit, if and to the extent such agent becomes entitled to indemnification by bylaw, agreement, vote of shareholders or disinterested directors or otherwise. This authorization includes, without limitation, the authority to indemnify any agent in excess of that otherwise expressly permitted by Section 317 of the California Corporations Code as to action in an official capacity and as to action in another capacity while holding such office for breach of duty to the corporation and its shareholders; provided, however, that the corporation is not authorized to indemnify any agent for any acts or omissions from which a director may not be relieved of liability as set forth in the exceptions to paragraph (10) of Section 204(a) of the California Corporations Code or as to circumstances in which indemnity is expressly prohibited by Section 317 of the California Corporations Code. When used in this Article VI, “agent” shall have the meaning assigned to this term in Section 317 of the California Corporations Code. Each reference in this Article VI to a provision of the California Corporations Code shall mean that provision when this Article VI becomes effective and as the same may be amended thereafter from time to time, but only to the extent that such amendment would broaden or increase the scope or magnitude of permissible indemnification.
Dated: September 25, 2002

/s/ Christopher A. Wilson
Christopher A. Wilson, Incorporator